Filed Pursuant to Rule 433
Registration No. 333-160046
Pricing Term Sheet
August 11, 2009
QUICKSILVER RESOURCES INC.
$300,000,000 aggregate principal amount of
9.125% Senior Notes due 2019
     This term sheet to the preliminary prospectus supplement dated August 11, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Quicksilver Resources Inc.

NYSE Symbol:	KWK

Security Description:	9.125% Senior Notes due 2019

Distribution:	SEC Registered

Principal Amount:	$300,000,000

Gross Proceeds:	$292,836,000

Net Proceeds (Estimated):	$286,366,000

Coupon:	9.125%

Maturity:	August 15, 2019

Price to Public:	97.612% of principal amount

Underwriting Discounts and Commissions:	2.0%

Yield to Maturity:	9.50%

Spread to Benchmark Treasury:	582 bps

Benchmark Treasury:	UST 3.125% due August 15, 2019

Ratings:	B2 / B

Interest Payment Dates:	Semi-annually in arrears on each February 15 and August 15, commencing on February 15, 2010

Regular Record Dates:	Each February 1 and August 1 immediately preceding the related interest payment dates

Optional Redemption:	Redemption Period	Price

	August 15, 2014	104.563%
	August 15, 2015	103.042%
	August 15, 2016	101.521%
	August 15, 2017 and thereafter	100.000%

Make-whole Redemption:	Callable prior to August 15, 2014 at make-whole call price of Treasury + 50 bps

Change of Control:	Put at 101% of principal plus accrued interest

Equity Clawback:	Redeem until August 15, 2012 at 109.125% plus accrued interest for up to 35.0%

Trade Date:	August 11, 2009

Settlement Date:	August 14, 2009 (T+3)

CUSIP / ISIN:	74837RAG9 / US74837RAG92

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Banc of America Securities LLC

Joint Lead Managers:	BNP Paribas Securities Corp. Scotia Capital (USA) Inc.

Senior Co-Managers:	Calyon Securities (USA) Inc. RBS Securities Inc. TD Securities (USA) LLC Wedbush Morgan Securities Inc. Fortis Securities LLC

Co-Managers:	CIBC World Markets Corp. BBVA Securities Inc. Comerica Securities, Inc. KeyBanc Capital Markets Inc. SG Americas Securities, LLC U.S. Bancorp Investments, Inc.
The reference to Wells Fargo Securities, LLC as an underwriter and a Senior Co-Manager in the preliminary prospectus supplement was incorrect. Wells Fargo Securities, LLC is not an underwriter or a Senior Co-Manager of this offering.
We estimate that the net proceeds of this offering will be approximately $286 million after deducting the underwriting discounts and commissions set forth above and the estimated expenses of this offering. As of June 30, 2009, after giving pro forma effect to this offering and the application of the net proceeds from this offering, (a) the notes would have been equal in rank to approximately $1.6 billion of our other senior indebtedness, (b) the Company’s senior indebtedness and the senior indebtedness of the subsidiary guarantors would have been approximately $1.9 billion and (c) we would have had approximately $496 million of secured indebtedness, approximately $483 million of outstanding indebtedness under our senior secured credit facility, approximately $630 million of remaining borrowing base capacity under our senior secured credit facility, approximately $2.6 billion of total debt outstanding and approximately $3.2 billion of total capitalization.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll free at 1-800-245-8812.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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